# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001839919

## Reporting persons
- Dols Scott V.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 346,155; shared voting power 0; sole dispositive power 346,155; shared dispositive power 0; aggregate amount beneficially owned 346,155 (5.4% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Scott V. Dols ("Mr. Dols" or the "Reporting Person"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The filing of this Schedule 13G should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 19822 Wetherby Lane, Lutz, Florida 33549.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Dols beneficially owns 346,155 shares of Common Stock, including 230,770 shares held by a trust of which Mr. Dols is trustee. Mr. Dols may be deemed to beneficially own the shares of Common Stock held by the trust.
Percent of class: Mr. Dols beneficially owns 5.4% of the outstanding shares of Common Stock. The percentage of beneficial ownership is calculated based on 6,383,089 shares of Common Stock outstanding as of March 27, 2026, as set forth in the Company's annual report on Form 10-K filed on March 27, 2026.
Sole power to vote or to direct the vote: 346,155 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 346,155 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dols Scott V.: /s/ Scott V. Dols, Scott V. Dols (04/08/2026)